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VIA EDGAR

CONFIDENTIAL

Sasha S. Parikh

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Cadence Pharmaceuticals, Inc.

  Form 10-K for the year ended December 31, 2009

  Definitive Proxy Statement on Schedule 14A Filed April 29, 2010

  File No. 1-33103

Dear Ms. Parikh:

We are in receipt of the Staff’s second letter dated September 27, 2010 with respect to the above-referenced Form 10-K for the year ended December 31, 2009 and Definitive Proxy Statement on Schedule 14A. The Staff sent an initial letter with respect to the same filings on July 13, 2010 and we responded on July 27, 2010. We are responding to the Staff’s comments on behalf of Cadence Pharmaceuticals, Inc. (“Cadence”) as set forth below.

Cadence’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and Cadence’s response for each item below.

Form 10-K for the Fiscal Year Ended December 31, 2009

7. Commitments and Contingencies

Supply Agreements

Baxter Healthcare Corporation, page 77

October 7, 2010

1.	We acknowledge your response to prior comment one. The purpose of our comment is to provide information regarding the amounts paid or to be paid under this agreement. Therefore, please revise your proposed disclosure to address the following regarding your supply agreement with Baxter:

•	The amount of development fees paid to Baxter for each of the periods presented;

•

The fixed manufacturing fee. While some items cannot be qualified due to the competitive nature of your business, other items, such as the fixed manufacturing fee, do not appear to be of confidential matter. If this fee is adjustable, please provide an estimated range of the fees to be paid.

•	Regarding the purchase obligation to Baxter, please disclose the total amount paid for units purchased from Baxter rather than the per unit cost.

Cadence’s Response:

Cadence acknowledges the Staff’s comment. With respect to development fees, Cadence proposes to include the following disclosure in its next Quarterly Report on Form 10-Q for the period ended September 30, 2010:

In July 2007, the Company entered into a development and supply agreement (the “Supply Agreement”) with Baxter Healthcare Corporation (“Baxter”) for the completion of pre-commercialization manufacturing development activities and the manufacture of commercial supplies of the finished drug product for OFIRMEV. The Supply Agreement has an initial term of five years and will automatically renew for consecutive one-year terms thereafter unless either party provides at least two-years’ prior written notice of termination to the other party. Pursuant to the terms of the Supply Agreement, Baxter is entitled to receive development fees from the Company upon the completion of specified development activities, which the Company expenses as these costs are being incurred. For the three months ended September 30, 2010 and 2009, the Company paid Baxter approximately $[        ] and $[        ], respectively. For the nine months ended September 30, 2010 and 2009, the Company paid Baxter approximately $[        ] and $[        ], respectively. As of September 30, 2010, the Company had paid Baxter approximately $[        ] in aggregate development fees and currently estimates that it will pay Baxter approximately $[        ] in development fees upon the completion of additional activities, primarily with respect to the expansion of the initial production line for Ofirmev. In addition, Baxter will receive a set manufacturing fee based on the amount of the finished OFIRMEV drug product produced, which prices may be adjusted by Baxter, subject to specified limitations. The Company is also obligated to purchase a minimum number of units each year following regulatory approval, or pay Baxter an amount equal to the per-unit purchase price multiplied by the amount of the shortfall. Further, the Company is obligated to reimburse Baxter for all reasonable costs directly related to work performed by Baxter in support of any change in the active pharmaceutical ingredient (“API”) source or API manufacturing process.

October 7, 2010

With respect to the Staff’s request to disclose the fixed manufacturing fee, Cadence would like to clarify that, while referred to as a “fixed manufacturing fee” under the Supply Agreement, this amount is the cost to be paid to Baxter for each single unit of product purchased by Cadence for commercial sale. This is highly confidential information and is not typically disclosed by Cadence’s competitors. Furthermore, Cadence believes that investors have no expectation that it will disclose such costs on a per-unit basis. As stated in our letter dated July 27, 2010, because Cadence does not have access to similar financial information regarding its competitors, disclosure of this provision would place Cadence at a substantial competitive disadvantage with respect to other biopharmaceutical companies with whom it competes. Such detailed information can provide competitors and current and potential suppliers with valuable insights into the potential market share targeted by Cadence, the cost of goods and other financial metrics and relative economic significance ascribed to the Ofirmev program. Current and potential competitors could use this information to alter their business strategies for their products that compete with Ofirmev, and as such could take market share away from Cadence, putting Cadence at an economic disadvantage. Disclosure of such information would competitively harm both Cadence and its contract manufacturer, Baxter. In addition, Cadence requested and received an order granting confidential treatment of these provisions in connection with its Current Report on Form 8-K filed July 23, 2007. Accordingly, Cadence respectfully requests that the Staff withdraw this portion of its comment.

With respect to disclosing the total amount paid for units purchased from Baxter, Cadence would like to clarify that it has not yet commenced the sale of the product (pending FDA approval), so there have been no purchases of commercial product from Baxter to date. However, Cadence acknowledges the Staff’s comment and confirms that, after it has commenced sales of Ofirmev, it plans to disclose in the company’s periodic reports the aggregate amounts it pays to Baxter for purchases of Ofirmev. Specifically, the statements of operation contained in Cadence’s periodic financial statements will present the cost of goods sold, which will include the total amounts paid for the supply of Ofirmev in the applicable periods. Cadence respectfully submits that it does not believe any further information is necessary in the narrative description of the Supply Agreement with Baxter given the detailed disclosure on cost of goods sold the Company expects to make in its income statements following the commencement of commercial sales of the product.

8. License Agreements and Acquired Development and Commercialization Rights, page 78

2.	We acknowledge your response to prior comment two. Please revise your disclosure to provide a range of royalties (within ten percentage points, for example “teens,” “twenties,” etc.) that you are obligated to pay on the sale of Ofirmev. The information you received confidential treatment for was the actual royalty rates, not a range of royalties within ten percentage points.

October 7, 2010

Cadence’s Response:

Cadence acknowledges the Staff’s comment and proposes to include the following disclosure in its next Quarterly Report on Form 10-Q for the period ended September 30, 2010:

In March 2006, the Company in-licensed the technology and the exclusive development and commercialization rights to its OFIRMEV product candidate in the U.S. and Canada from Bristol-Myers Squibb Company (“BMS”). BMS sublicensed these rights to the Company under a license agreement with SCR Pharmatop S.A. As consideration for the license, the Company paid a $25,000,000 up-front fee, and may be required to make future milestone payments totaling up to $40,000,000 upon the achievement of various milestones related to regulatory and commercial events, including payments totaling $15,000,000 upon the approval of the Company’s NDA for OFIRMEV and two milestone payments totaling up to $25,000,000 based on the achievement of certain levels of net sales. In addition, the Company is obligated to pay a royalty on net sales of the licensed products and has the right to grant sublicenses to third parties. The amount of such royalty ranges from the mid-teens to the mid-twenties depending on the aggregate amount of net sales. All payments made to date related to the BMS agreement have been recognized as research and development expense.

Proxy Statement on Schedule 14A, filed April 29, 2010

Annual Inventive Compensation Plan, page 44

3.	We note the last sentence in your response to our prior comment 3. We believe that disclosure about the achievement of each corporate and individual performance objective (whether each of the objectives was met or not) is material information that provides meaningful disclosure to Cadence’s investors. Your disclosure should discuss specific items of performance taken into account in setting compensation policies and making compensation decisions (see Item 402(b) of Regulation S-K). Please confirm that in your 2010 executive compensation disclosure you will provide the requested analysis.

Cadence’s Response:

In accordance with the Staff’s comment, Cadence confirms that in its 2010 executive compensation disclosure, Cadence will discuss the achievement of each corporate and individual performance objective (including whether or not each objective was achieved) that is taken into account in setting compensation policies and making compensation decisions in accordance with Item 402(b) of Regulation S-K.

Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (858) 523-3912.

October 7, 2010

Very truly yours,

/s/ Victoria B. Geft

Victoria B. Geft of LATHAM & WATKINS LLP

cc:	Hazel M. Aker, Esq., Cadence Pharmaceuticals, Inc.
Cheston J. Larson, Esq., Latham & Watkins LLP